Exhibit 99.2

GFL ENVIRONMENTAL INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

For the three and nine months ended September 30, 2022

The following Management’s Discussion and Analysis (“MD&A”) for GFL Environmental Inc. (“us,” “we,” “our,” “GFL” or the “Company”) is dated November 2, 2022 and provides information concerning our results of operations and financial condition for the three and nine months ended and as at September 30, 2022. You should read this MD&A together with our unaudited interim condensed consolidated financial statements and the related notes for the three and nine months ended September 30, 2022 (the “Interim Financial Statements”), our annual audited consolidated financial statements for the year ended December 31, 2021 (the “Annual Financial Statements”), and our MD&A for the year ended December 31, 2021 (the “Annual MD&A”).

1.	Company Overview

GFL is the fourth largest diversified environmental services company in North America, with operations throughout Canada and in more than half of the U.S. states. GFL had more than 19,500 employees as of September 30, 2022.

GFL was formed on March 5, 2020 under the laws of the Province of Ontario. Our subordinate voting shares trade on the New York Stock Exchange (the “NYSE”) and the Toronto Stock Exchange (the “TSX”) under the symbol “GFL”. Our tangible equity units (the “TEUs”) trade on the NYSE under the symbol “GFLU”. Each TEU is comprised of a prepaid stock purchase contract (a “Purchase Contract”) and a senior amortizing note (an “Amortizing Note”).

On April 25, 2022, we announced the completion of the divestiture of our Infrastructure services division (“GFL Infrastructure”) for cash consideration of $224.0 million and a non-controlling equity interest in Green Infrastructure Partners Inc. (“GIP”). GFL Infrastructure has been presented as discontinued operations in the comparative results of our Interim Financial Statements.

Our soil remediation division, previously included in our Infrastructure and Soil Remediation segment, has been combined with our Liquid Waste segment and renamed “Environmental Services”.

Unless otherwise indicated, all financial information in our MD&A represents the results from our continuing operations.

Forward-Looking Information

This MD&A, including, in particular, the sections below entitled “Summary of Factors Affecting Performance” and “Liquidity and Capital Resources”, contains forward-looking statements and forward-looking information (collectively, “forward-looking information”) within the meaning of applicable U.S. and Canadian securities laws, respectively. Forward-looking information includes all statements that do not relate solely to historical or current facts, may relate to anticipated events or results and may include statements regarding our objectives, plans, goals, strategies, outlook, results of operations, financial and operating performance, prospects and opportunities. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, although not all forward-looking information includes those words or phrases. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Forward-looking information contained in this MD&A is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Factors that could cause actual results to differ from those projected include, but are not limited to, those listed below and in the section entitled “Risk Factors” included in the Company’s annual information form for the year ended December 31, 2021 (the “AIF”). There may be additional risks of which we are not currently aware or that we currently believe are immaterial which could have an adverse impact on our business. We make no commitment to revise or update any forward-looking information in order to reflect events or circumstances that may change, except where we are expressly required to do so by law.

Forward-looking information is subject to a number of known and unknown risks, uncertainties, assumptions, and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Factors that could cause actual results to differ from those projected include, but are not limited to, the following, and the risk factors described in greater detail under the section entitled “Risk Factors” in the AIF: our ability to build our market share; our ability to continue to grow our revenue and improve operating margins; our ability to retain key personnel; our ability to maintain and expand geographic scope; our ability to maintain good relationships with our customers; our ability to execute on our expansion plans; our ability to execute on additional acquisition opportunities and successfully integrate acquired businesses; adverse effects of acquisitions on our operations; potential liabilities from past and future acquisitions; dependence on the integration and success of acquired businesses; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to implement price increases or offset increasing costs; currency exchange and interest rates; the impact of competition; the changes and trends in our industry or the global economy; the changes in laws, rules, regulations, and global standards; our ability to respond to changing customer and legal requirements with respect to sustainable solutions or other matters; our potential liability, if any, in connection with environmental matters; governmental regulation, changes thereto and risks associated with failure to comply; loss of municipal and other contracts; potential inability to renew or obtain new permits, approvals and agreements, and the cost of operation and/or future construction of existing facilities; our dependence on third party landfills, material recovery facilities (“MRF”), liquid waste processing facilities and transfer stations; our access to equity or debt capital markets is not assured; increases in labour, disposal, and related transportation costs; fuel supply and fuel price fluctuations; we require sufficient cash flow to reinvest in our business; our potential inability to obtain performance or surety bonds, letters of credit, other financial assurances or insurance; operational, health, safety and environmental risks; natural disasters, weather conditions and seasonality; economic downturn may adversely impact our operating results and cause exposure to credit risk; increasing dependence on technology and risk of technology failure; cybersecurity incidents or issues; damage to our reputation or our brand; increases in insurance costs; climate change regulations that could increase our costs to operate; risks associated with failing to comply with U.S., Canadian or foreign anti-bribery or anti-corruption laws or regulations; landfill site closure and post-closure costs and contamination-related costs; increasing efforts by provinces, states and municipalities to reduce landfill disposal; litigation or regulatory or activist action; and public health outbreaks, epidemics or pandemics, such as the COVID-19 pandemic.

Basis of Presentation

Our Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, within the framework of International Financial Reporting Standard (“IFRS”) as issued by the International Accounting Standards Board. Unless the context indicates otherwise, references in this MD&A to “GFL”, the “Company”, “we”, “us” and “our” mean GFL and its consolidated subsidiaries.

This MD&A is presented in millions of Canadian dollars unless otherwise indicated.

Reclassification of prior year presentation

Certain revenue disaggregation and segment reporting balances in prior periods have been re-presented for consistency with the current period presentation in relation to discontinued operations, as discussed in our Interim Financial Statements. Our soil remediation division, previously included in our Infrastructure and Soil Remediation segment, has been combined with our Liquid Waste segment and renamed “Environmental Services”.

Summary of Factors Affecting Performance

We believe that our performance and future success depend on a number of factors that present significant opportunities for us. These factors are also subject to a number of inherent risks and challenges discussed elsewhere in this MD&A and in our AIF.

Our results for the three and nine months ended September 30, 2022 were impacted by acquisitions as well as organic growth during the period, in part from the pricing strategies that we have implemented and changes in volume, partially offset by the impact of the current inflationary environment, which has resulted in increased costs, most notably in relation to fuel, labour, spare parts and third party transportation. Our ability to leverage our scalable network to drive operational cost efficiencies also impacted our performance for the period. Our results are influenced by seasonality and tend to be lower in the first quarter of the year, primarily due to winter weather conditions which are pronounced in Canada, and higher in the second and third quarters of the year, due to the higher volume of waste generated during the summer months in many of our solid waste markets.

We intend to continue to grow our business and generate improvements in our financial performance by expanding our service offerings into new geographic markets and extending our geographic footprint to increase regional density across our business lines, thereby increasing margins. Our success in achieving these goals is dependent on our ability to execute on our three-pronged strategy of (i) continuing to generate strong, stable organic revenue growth, (ii) successfully executing strategic, accretive acquisitions, and (iii) continuing to drive operating cost efficiencies across our platform.

Strong, Stable Organic Revenue Growth

Our ability to generate strong, stable organic revenue growth across macroeconomic cycles depends on our ability to increase the breadth and depth of services that we provide to our existing customers, realize on cross-selling opportunities between our complementary service capabilities, obtain price and surcharge increases, win new contracts, realize renewals or extensions of existing contracts and expand into new or adjacent markets. We believe that executing on this strategy will continue to drive our organic revenue growth and free cash flow generation.

Our business is well-diversified across business lines, geographies and customers. We believe that our continued success depends on our ability to further enhance and leverage this diversification, a key component of which is our ability to offer our customers a comprehensive service offering across our business lines backed by an extensive geography across Canada and the United States. The majority of the revenue we generate in our solid waste business is derived from secondary markets, with revenue derived from major metropolitan centres representing the majority of our residential solid waste revenue.

We also believe we are well positioned to respond to changing customer needs and regulatory demands in order to maintain our success. This includes being able to respond to legal requirements and customer demands to divert waste away from landfill disposal by continuing to expand our ability to collect and process multiple streams of material.

Our diversified business model also complements our acquisition strategy. Multiple business lines allow us to source acquisitions from a broader pool of potential targets. Maintaining a diversified model is therefore critical to capitalizing on accretive acquisition opportunities and helping to reduce execution and business risk inherent in single-market and single-service offering strategies.

Executing Strategic, Accretive Acquisitions

Our ability to identify, execute and integrate accretive acquisitions is a key driver of our growth. Given the significant fragmentation that exists in the North American environmental services industry, our growth and success depend on our ability to realize on consolidation opportunities in our business lines.

Since 2007, we have completed over 200 acquisitions across our lines of business. We focus on selectively acquiring premier independent regional operators to create platforms in new markets, followed by tuck-in acquisitions to help increase density and scale. Integration of these acquisitions with our existing platform is a key factor to our success, along with continuing to identify and act upon these attractive consolidation opportunities.

In addition, successful execution of acquisitions opens new markets to us, provides us with new opportunities to realize cross-selling opportunities, and drives procurement and cost synergies across our operations.

Driving Operating Cost Efficiencies

We provide our services through a strategically-located network of facilities in Canada and in the United States. In each of our geographic markets, our strong competitive position is supported by and depends on the significant capital investment required to replicate our network infrastructure and asset base, as well as by stringent permitting and regulatory compliance requirements. Our continued success also depends on our ability to leverage our scalable network to attract and retain customers across service lines, realize operational efficiencies, and extract procurement and cost synergies.

It is also key that we continue to leverage our scalable capabilities to drive operating margin expansion and realize cost synergies. This includes using the capacity of our existing facilities, technology processes and people to support future growth and provide economies of scale, as well as increasing route density and servicing new contract wins with our existing network of assets and fleet to enhance the profitability of each of our business lines.

Our success also depends on our ability to continue to make strategic investments in our business, including substantial capital investments in our facilities, technology processes and administrative capabilities to support our future growth. Our ability to improve our operating margins and our selling, general and administrative expense margins by maintaining strong discipline in our cost structure and regularly reviewing our practices to manage expenses and increase efficiency will also impact our operating results.

2.	Operating Results

Analysis of results for the three and nine months ended September 30, 2022, compared to the three and nine months ended September 30, 2021

The following tables summarize certain operating results from continuing operations and other financial data for the periods indicated, which have been derived from our Interim Financial Statements and related notes:

	Three months ended	Three months ended	Change
($ millions except per share amounts)	September 30, 2022	September 30, 2021(1)	$	%
Revenue	$1,831.2	$1,381.3	$449.9	32.6%
Expenses
Cost of sales	1,591.9	1,204.5	387.4	32.2
Selling, general and administrative expenses	187.5	145.1	42.4	29.2
Interest and other finance costs	136.2	96.6	39.6	41.0
Loss (gain) on divestiture	1.6	(31.4)	33.0	105.1
Impairment	3.4	—	3.4	—
Other expenses	179.3	322.1	(142.8)	(44.3)
Share of net income of investments accounted for using the equity method	(9.2)	—	(9.2)	—
Loss before income taxes	(259.5)	(355.6)	96.1	27.0
Income tax recovery	(75.8)	(39.5)	(36.3)	(91.9)
Net loss from continuing operations(2)	(183.7)	(316.1)	132.4	41.9
Net income from discontinued operations	—	6.2	(6.2)	(100.0)
Net loss(2)	(183.7)	(309.9)	126.2	40.7
Less: Net loss attributable to non-controlling interests	(0.2)	—	(0.2)	—
Net loss attributable to GFL Environmental Inc.	(183.5)	(309.9)	126.4	40.8
Loss per share, basic and diluted ($)(2)	(0.55)	(0.89)	0.34	38.2
Adjusted EBITDA(3)	$473.3	$399.6	$73.7	18.4%

	Nine months ended	Nine months ended	Change
($ millions except per share amounts)	September 30, 2022	September 30, 2021(1)	$	%
Revenue	$4,940.1	$3,697.0	$1,243.1	33.6
Expenses
Cost of sales	4,339.5	3,317.7	1,021.8	30.8
Selling, general and administrative expenses	528.6	401.3	127.3	31.7
Interest and other finance costs	340.7	327.6	13.1	4.0
Gain on divestiture	(4.9)	(66.9)	62.0	92.7
Impairment	12.5	—	12.5	—
Other (income) expenses	(152.2)	357.9	(510.1)	(142.5)
Share of net income of investments accounted for using the equity method	(14.5)	—	(14.5)	—
Loss before income taxes	(109.6)	(640.6)	531.0	82.9
Income tax recovery(2)	(145.5)	(95.3)	(50.2)	(52.7)
Net income (loss) from continuing operations(2)	35.9	(545.3)	581.2	106.6
Net (loss) income from discontinued operations	(127.9)	15.9	(143.8)	(904.4)
Net loss(2)	(92.0)	(529.4)	437.4	82.6
Less: Net loss attributable to non-controlling interests	(0.2)	—	(0.2)	—
Net loss attributable to GFL Environmental Inc.	(91.8)	(529.4)	437.6	82.7
Loss per share, basic and diluted ($)(2)	(0.42)	(1.58)	1.16	73.4
Adjusted EBITDA(3)	$1,281.0	$1,035.1	$245.9	23.8%

	September 30, 2022	December 31, 2021	Change
Total assets	$20,014.4	$18,373.7	$1,640.7
Total cash	237.4	190.4	47.0
Total long-term debt	9,376.7	7,979.0	1,397.7
Total liabilities	13,692.8	12,597.6	1,095.2
Total shareholders’ equity	$6,321.6	$5,776.1	$545.5

(1)	Comparative figures have been re-presented, refer to Note 18 in our Interim Financial Statements.
(2)	Subsequent to the original issuance of the September 30, 2021 unaudited interim condensed consolidated financial statements, we determined the mark-to-market loss on Purchase Contracts should not be treated as a temporary difference for deferred income tax purposes. As a result, to correct this immaterial error, income tax recovery decreased by $64.7 million and $83.2 million for the three and nine months ended September 30, 2021.
(3)	Adjusted EBITDA is a non-IFRS measure. Refer to the section entitled “Non-IFRS Financial Measures and Key Performance Indicators”.

Revenue

The following tables summarize revenue by service type for the periods indicated, excluding the results of GFL Infrastructure which has been classified as discontinued operations:

	Three months ended September 30, 2022		Three months ended September 30, 2021(1)		Revenue Change
($ millions)	Revenue	%	Revenue	%	$	%
Residential	$387.8	21.2%	$320.8	23.2%	$67.0	20.9%
Commercial/industrial	657.5	35.9	481.9	34.9	175.6	36.4
Total collection	1,045.3	57.1	802.7	58.1	242.6	30.2
Landfill	229.3	12.5	184.6	13.4	44.7	24.2
Transfer	178.7	9.8	158.2	11.5	20.5	13.0
Material recovery	85.0	4.6	98.7	7.1	(13.7)	(13.9)
Other	120.0	6.6	67.3	4.8	52.7	78.3
Solid Waste	1,658.3	90.6	1,311.5	94.9	346.8	26.4
Environmental Services(2)	390.9	21.3	254.5	18.4	136.4	53.6
Intercompany revenue	(218.0)	(11.9)	(184.7)	(13.3)	(33.3)	(18.0)
Revenue	$1,831.2	100.0%	$1,381.3	100.0%	$449.9	32.6%

	Nine months ended September 30, 2022		Nine months ended September 30, 2021(1)		Revenue Change
($ millions)	Revenue	%	Revenue	%	$	%
Residential	$1,087.5	22.0%	$913.3	24.7%	$174.2	19.1
Commercial/industrial	1,781.8	36.1	1,358.5	36.7	423.3	31.2
Total collection	2,869.3	58.1	2,271.8	61.4	597.5	26.3
Landfill	614.6	12.4	485.5	13.2	129.1	26.6
Transfer	495.6	10.0	442.8	12.0	52.8	11.9
Material recovery	268.1	5.4	265.1	7.2	3.0	1.1
Other	296.7	6.1	183.0	4.9	113.7	62.1
Solid Waste	4,544.3	92.0	3,648.2	98.7	896.1	24.6
Environmental Services(2)	990.3	20.0	540.5	14.6	449.8	83.2
Intercompany revenue	(594.5)	(12.0)	(491.7)	(13.3)	(102.8)	(20.9)
Revenue	$4,940.1	100.0%	$3,697.0	100.0%	$1,243.1	33.6%

(1)	Comparative figures have been re-presented, refer to Note 18 in our Interim Financial Statements.
(2)	Environmental Services is the combination of our Liquid Waste segment with the soil remediation division, previously included in our Infrastructure and Soil Remediation segment.

On a consolidated basis, revenue for the three months ended September 30, 2022 increased by $449.9 million to $1,831.2 million, compared to the three months ended September 30, 2021. The increase is primarily attributable to the impact of acquisitions completed since July 1, 2021 which accounted for approximately $203.3 million of the increase, the majority of which were in our Solid Waste segment. Strong pricing and positive volumes also contributed to the increase. Changes in foreign exchange rates increased revenue by $34.5 million. Highlights of the changes in revenue during the three months ended September 30, 2022, excluding the impact of acquisitions, include:

•	Solid Waste revenue increased by 11.1%, including 10.7% from core pricing and surcharge increases and 1.0% from positive volume, which was driven by higher volume across our collection and landfill operations, partially offset by 0.6% from the impact of lower commodity prices. Changes in foreign exchange rates increased revenue by 2.7%.

•	Environmental Services revenue increased by 37.0%, primarily due to higher industrial collection and processing activity at our facilities, an increased level of emergency response activity, and the impact of higher used motor oil selling prices. Changes in foreign exchange rates increased revenue by 1.3%.

On a consolidated basis, revenue for the nine months ended September 30, 2022 increased by $1,243.1 million to $4,940.1 million, compared to the nine months ended September 30, 2021. The increase is predominantly attributable to the impact of acquisitions completed since January 1, 2021 which accounted for approximately $673.7 million of the increase, the majority of which were in our Solid Waste segment. Strong pricing, elevated commodity prices and positive volumes also contributed to the increase. Changes in foreign exchange rates increased revenue by $69.2 million. Highlights of the changes in revenue during the nine months ended September 30, 2022, excluding the impact of acquisitions, include:

•	Solid Waste revenue increased by 11.3%, including 9.6% from core pricing, surcharge and commodity price increases and 1.7% from positive volume, which was driven by higher volume across our collection and post collection operations, partially offset by the impact of non-recurring MRF volumes in the prior period. Changes in foreign exchange rates increased revenue by 2.0%.

•	Environmental Services revenue increased by 28.2%, predominantly due to higher industrial collection and processing activity at our facilities, an increased level of emergency response activity, and the impact of higher used motor oil selling prices. Changes in foreign exchange rates increased revenue by 1.1%.

Cost of Sales

The following tables summarize cost of sales for the periods indicated, excluding the results of GFL Infrastructure which has been classified as discontinued operations:

	Three months ended September 30, 2022		Three months ended September 30, 2021(1)		Cost Change
($ millions)	Cost	% of Revenue	Cost	% of Revenue	$	%
Transfer and disposal costs	$381.5	20.8%	$274.6	19.9%	$106.9	38.9%
Labour and benefits	407.0	22.2	319.0	23.1	88.0	27.6
Maintenance and repairs	179.8	9.8	124.5	9.0	55.3	44.4
Fuel	107.7	5.9	57.9	4.2	49.8	86.0
Other cost of sales	128.5	7.1	96.1	7.0	32.4	33.7
Subtotal	1,204.5	65.8	872.1	63.2	332.4	38.1
Depreciation expense	256.9	14.0	214.4	15.5	42.5	19.8
Amortization of intangible assets	124.2	6.8	112.2	8.1	12.0	10.7
Acquisition, rebranding and other integration costs	6.3	0.3	5.8	0.4	0.5	8.6
Cost of sales	$1,591.9	86.9%	$1,204.5	87.2%	$387.4	32.2%

	Nine months ended September 30, 2022		Nine months ended September 30, 2021(1)		Cost Change
($ millions)	Cost	% of Revenue	Cost	% of Revenue	$	%
Transfer and disposal costs	$980.4	19.8%	$743.9	20.1%	$236.5	31.8%
Labour and benefits	1,122.3	22.7	850.9	23.0	271.4	31.9
Maintenance and repairs	478.1	9.7	346.7	9.4	131.4	37.9
Fuel	294.7	6.0	156.3	4.2	138.4	88.5
Other cost of sales	352.5	7.1	257.6	7.0	94.9	36.8
Subtotal	3,228.0	65.3	2,355.4	63.7	872.6	37.0
Depreciation expense	709.7	14.4	614.7	16.6	95.0	15.5
Amortization of intangible assets	382.1	7.7	331.7	9.0	50.4	15.2
Acquisition, rebranding and other integration costs	19.7	0.4	15.9	0.4	3.8	23.9
Cost of sales	$4,339.5	87.8%	$3,317.7	89.7%	$1,021.8	30.8%

(1)       Comparative figures have been re-presented, refer to Note 18 in our Interim Financial Statements.

Cost of sales increased by $387.4 million to $1,591.9 million for the three months ended September 30, 2022, compared to the three months ended September 30, 2021, predominantly attributable to the impact of acquisitions. Cost of sales as a percentage of revenue for the three months ended September 30, 2022 decreased by 30 basis points to 86.9%, compared to the three months ended September 30, 2021. Changes in the individual cost categories as a percentage of revenue were primarily the result of the impact of the change in business mix, our pricing strategies and inflationary cost pressures. For the three months ended September 30, 2022, increased labour cost pressure from tight labour markets drove up wage rates, training costs and overtime. Fuel as a percentage of revenue increased by 170 basis points to 5.9%, compared to the three months ended September 30, 2021. Labour and fuel cost pressure also increased our transfer and disposal costs, driven by inflationary cost increases from third party haulers, and our maintenance and repairs costs, as technician labour shortages drove higher overtime and reliance on higher cost third party technicians. Maintenance and repairs also increased as a result of additional fleet and container maintenance driven by delays in receiving new trucks and equipment due to supply chain constraints. Delays in receiving new trucks increased equipment rental costs, which contributed to the increase in other cost of sales. An increase in risk management costs, particularly accident claim costs, also contributed to the increase in other cost of sales. Excluding depreciation expense, amortization of intangible assets and acquisition, rebranding and other integration costs, cost of sales as a percentage of revenue for the three months ended September 30, 2022 increased by 260 basis points to 65.8%, compared to the three months ended September 30, 2021.

Cost of sales increased by $1,021.8 million to $4,339.5 million for the nine months ended September 30, 2022, compared to the nine months ended September 30, 2021, predominantly attributable to the impact of acquisitions. Cost of sales as a percentage of revenue for the nine months ended September 30, 2022 decreased by 190 basis points to 87.8%, compared to the nine months ended September 30, 2021. Changes in the individual cost categories as a percentage of revenue were predominantly the result of the impact of the change in business mix, our pricing strategies and inflationary cost pressures. For the nine months ended September 30, 2022, increased labour cost pressure from tight labour markets drove up wage rates, training costs and overtime. Fuel costs as a percentage of revenue increased by 180 basis points to 6.0%, compared to the nine months ended September 30, 2021. Labour and fuel cost pressure also increased our transfer and disposal costs, driven by inflationary cost increases from third party haulers, and our maintenance and repairs costs, as technician labour shortages drove higher overtime and reliance on higher cost third party technicians. Maintenance and repairs also increased as a result of additional fleet and container maintenance driven by delays in receiving new trucks and equipment due to supply chain constraints. Delays in receiving new trucks increased equipment rental costs, which contributed to the increase in other cost of sales. An increase in risk management costs, particularly accident claim costs, also contributed to the increase in other cost of sales. Excluding depreciation expense, amortization of intangible assets and acquisition, rebranding and other integration costs, cost of sales as a percentage of revenue for the nine months ended September 30, 2022 increased by 160 basis points to 65.3%, compared to the nine months ended September 30, 2021.

Selling, General and Administrative Expenses (“SG&A”)

The following tables summarize SG&A for the periods indicated, excluding the results of GFL Infrastructure which has been classified as discontinued operations:

	Three months ended September 30, 2022		Three months ended September 30, 2021(1)		Cost Change
($ millions)	Cost	% of Revenue	Cost	% of Revenue	$	%
Salaries and benefits	$90.9	5.0%	$70.1	5.1%	$20.8	29.7%
Share-based payments	13.4	0.7	9.8	0.7	3.6	36.7
Other	62.5	3.4	39.5	2.8	23.0	58.2
Subtotal	166.8	9.1	119.4	8.6	47.4	39.7
Depreciation expense	7.1	0.4	7.9	0.6	(0.8)	(10.1)
Transaction costs	13.6	0.7	17.8	1.3	(4.2)	(23.6)
Selling, general and administrative expenses	$187.5	10.2%	$145.1	10.5%	$42.4	29.2%

	Nine months ended September 30, 2022		Nine months ended September 30, 2021(1)		Cost Change
($ millions)	Cost	% of Revenue	Cost	% of Revenue	$	%
Salaries and benefits	$267.0	5.4%	$198.2	5.4%	$68.8	34.7%
Share-based payments	38.2	0.8	28.4	0.8	9.8	34.5
Other	164.1	3.3	108.3	2.9	55.8	51.5
Subtotal	469.3	9.5	334.9	9.1	134.4	40.1
Depreciation expense	22.4	0.5	23.2	0.6	(0.8)	(3.4)
Transaction costs	36.9	0.7	43.2	1.2	(6.3)	(14.6)
Selling, general and administrative expenses	$528.6	10.7%	$401.3	10.9%	$127.3	31.7%

(1)       Comparative figures have been re-presented, refer to Note 18 in our Interim Financial Statements.

SG&A increased by $42.4 million to $187.5 million for the three months ended September 30, 2022, compared to the three months ended September 30, 2021. The increase was predominantly attributable to incremental salaries, benefits, information technology infrastructure investments and other costs related to the number and size of businesses acquired since July 1, 2021. There was also an increase in discretionary costs such as travel expenses as COVID-19 related border restrictions eased for the three months ended September 30, 2022, compared to the same period in the prior year. SG&A as a percentage of revenue for the three months ended September 30, 2022 decreased by 30 basis points to 10.2%, compared to the three months ended September 30, 2021. Excluding depreciation expense and transaction costs, SG&A as a percentage of revenue was 9.1% for the three months ended September 30, 2022, compared to 8.6% for the three months ended September 30, 2021.

SG&A increased by $127.3 million to $528.6 million for the nine months ended September 30, 2022, compared to the nine months ended September 30, 2021. The increase was predominantly attributable to incremental salaries, benefits, information technology infrastructure investments and other costs related to the number and size of businesses acquired since January 1, 2021. There was also an increase in discretionary costs such as travel expenses as COVID-19 border restrictions eased for the nine months ended September 30, 2022, compared to the same period in the prior year. SG&A as a percentage of revenue for the nine months ended September 30, 2022 decreased by 20 basis points to 10.7%, compared to the nine months ended September 30, 2021. Excluding depreciation expense and transaction costs, SG&A as a percentage of revenue was 9.5% for the nine months ended September 30, 2022, compared to 9.1% for the nine months ended September 30, 2021.

Interest and Other Finance Costs

The following tables summarize interest and other finance costs for the periods indicated, excluding the results of GFL Infrastructure which has been classified as discontinued operations:

	Three months ended	Three months ended	Cost Change
($ millions)	September 30, 2022	September 30, 2021(1)	$	%
Interest	$118.9	$80.9	$38.0	47.0%
Amortization of deferred finance costs	3.6	6.8	(3.2)	(47.1)
Accretion of landfill closure and post-closure obligations	5.9	3.7	2.2	59.5
Other finance costs	7.8	5.2	2.6	50.0
Interest and other finance costs	$136.2	$96.6	$39.6	41.0%

	Nine months ended	Nine months ended	Cost Change
($ millions)	September 30, 2022	September 30, 2021(1)	$	%
Interest	$295.3	$231.9	$63.4	27.3%
Loss on extinguishment of debt	—	49.3	(49.3)	(100.0)
Amortization of deferred finance costs	10.1	17.9	(7.8)	(43.6)
Accretion of landfill closure and post-closure obligations	15.1	11.0	4.1	37.3
Other finance costs	20.2	17.5	2.7	15.4
Interest and other finance costs	$340.7	$327.6	$13.1	4.0%

(1)	Comparative figures have been re-presented, refer to Note 18 in our Interim Financial Statements.

Interest and other finance costs increased by $39.6 million to $136.2 million for the three months ended September 30, 2022, compared to the three months ended September 30, 2021. The increase was predominantly due to an increase in interest expense of $38.0 million to $118.9 million for the three months ended September 30, 2022, as a result of interest payments on additional long-term debt incurred in the latter part of 2021.

Interest and other finance costs increased by $13.1 million to $340.7 million for the nine months ended September 30, 2022, compared to the nine months ended September 30, 2021. The increase was predominantly due to an increase in interest expense of $63.4 million to $295.3 million for the nine months ended September 30, 2022, as a result of interest payments on additional long-term debt incurred in the latter part of 2021. The increase was partially offset by the non-recurring $49.3 million loss realized on the extinguishment of long-term debt for the nine months ended September 30, 2021.

Other Income and Expenses

The following tables summarize other income and expenses for the periods indicated:

	Three months ended	Three months ended	Cost Change
($ millions)	September 30, 2022	September 30, 2021(1)	$	%
Loss on foreign exchange	$195.3	$111.6	$83.7	75.0%
Mark-to-market (gain) loss on Purchase Contracts	(10.3)	208.6	(218.9)	(104.9)
(Gain) loss on sale of property and equipment	(5.7)	1.9	(7.6)	(400.0)
Other expenses	$179.3	$322.1	$(142.8)	(44.3)%

	Nine months ended	Nine months ended	Cost Change
($ millions)	September 30, 2022	September 30, 2021(1)	$	%
Loss on foreign exchange	$249.3	$35.3	$214.0	606.2%
Mark-to-market (gain) loss on Purchase Contracts	(391.4)	319.6	(711.0)	(222.5)
(Gain) loss on sale of property and equipment	(10.1)	3.0	(13.1)	(436.7)
Other (income) expenses	$(152.2)	$357.9	$(510.1)	(142.5)%

(1)	Comparative figures have been re-presented, refer to Note 18 in our Interim Financial Statements.

Other expenses decreased by $142.8 million to $179.3 million for the three months ended September 30, 2022, compared to $322.1 million for the three months ended September 30, 2021. This decrease was primarily due to a $218.9 million non-cash change on the revaluation of the Purchase Contracts. Partially offsetting this decrease was a $83.7 million increase in the non-cash foreign exchange loss arising from the revaluation of TEUs and the unhedged portion of our U.S. dollar denominated debt to Canadian dollars based on the foreign exchange rate as of September 30, 2022.

Other income increased by $510.1 million to $152.2 million for the nine months ended September 30, 2022, compared to other expenses of $357.9 million for the nine months ended September 30, 2021. This increase was primarily due to a $711.0 million non-cash change on the revaluation of the Purchase Contracts. Partially offsetting this increase was a $214.0 million increase in the non-cash foreign exchange loss arising from the revaluation of TEUs and the unhedged portion of our U.S. dollar denominated debt to Canadian dollars based on the foreign exchange rate as of September 30, 2022.

Impairment

For the three and nine months ended September 30, 2022, we recognized $3.4 million and $12.5 million of impairment charges related to assets that were destroyed in fires. There were no such charges for the three and nine months ended September 30, 2021.

Divestitures

During the nine months ended September 30, 2022, we completed the GFL Infrastructure divestiture for cash consideration of $224.0 million and an approximate 45% non-controlling equity interest in GIP. We also completed divestitures of certain post collection assets and ancillary operations for proceeds of $95.7 million.

Income Tax Recovery

Income tax recovery increased by $36.3 million to $75.8 million for the three months ended September 30, 2022, compared to the three months ended September 30, 2021. The increase was predominantly due to incremental tax losses attributable to increased depreciation expense from acquisitions, a non-cash foreign exchange loss, and a non-cash impairment of assets destroyed in a fire.

Income tax recovery increased by $50.2 million to $145.5 million for the nine months ended September 30, 2022, compared to the nine months ended September 30, 2021. The increase was predominantly due to incremental tax losses attributable to increased depreciation expense from acquisitions, a non-cash foreign exchange loss, and a non-cash impairment of assets destroyed in a fire, partially offset by a gain on divestiture for the nine months ended September 30, 2022.

Our basis for recording deferred income tax assets for these losses is the availability of deferred income tax liabilities, which will offset these deferred income tax assets in the future.

3. Operating Segment Results

Our main lines of business are the transporting, managing and recycling of solid and liquid waste and soil remediation services. Our operating segments are: Solid Waste, which includes hauling, landfill, transfers and MRFs; and Environmental Services, which includes liquid waste management and soil remediation services.

The results for our operating segments are presented in accordance with the same criteria used for the internal report prepared for the chief operating decision-maker (“CODM”) who is responsible for allocating the resources and assessing the performance of the operating segments. The CODM assesses the performance of the operating segments based on several factors, including revenue and Adjusted EBITDA.

Analysis of results for the three and nine months ended September 30, 2022, compared to the three and nine months ended September 30, 2021

The following tables present revenue and Adjusted EBITDA by operating segment for the periods indicated, excluding the results of GFL Infrastructure which has been classified as discontinued operations. Gross revenue is calculated based on revenue before intercompany eliminations.

	Three months ended September 30, 2022
($ millions)	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA(3)
Solid Waste
Canada	$516.3	$(69.0)	$447.3	$122.4
USA	1,142.0	(122.5)	1,019.5	300.8
Solid Waste	1,658.3	(191.5)	1,466.8	423.2
Environmental Services(2)	390.9	(26.5)	364.4	96.5
Corporate	—	—	—	(46.4)
	$2,049.2	$(218.0)	$1,831.2	$473.3

	Three months ended September 30, 2021(1)
($ millions)	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA(3)
Solid Waste
Canada	$430.3	$(52.9)	$377.4	$116.5
USA	881.2	(102.6)	778.6	250.5
Solid Waste	1,311.5	(155.5)	1,156.0	367.0
Environmental Services(2)	254.5	(29.2)	225.3	67.4
Corporate	—	—	—	(34.8)
	$1,566.0	$(184.7)	$1,381.3	$399.6

(1)	Comparative figures have been re-presented, refer to Note 18 in our Interim Financial Statements.
(2)	Environmental Services is the combination our Liquid Waste segment with the soil remediation division, previously included in our Infrastructure and Soil Remediation segment.
(3)	Adjusted EBITDA is a non-IFRS measure. Refer to the section entitled “Non-IFRS Financial Measures and Key Performance Indicators”.

	Nine months ended September 30, 2022
($ millions)	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA(3)
Solid Waste
Canada	$1,422.4	$(184.7)	$1,237.7	$333.9
USA	3,121.9	(339.9)	2,782.0	845.7
Solid Waste	4,544.3	(524.6)	4,019.7	1,179.6
Environmental Services(2)	990.3	(69.9)	920.4	234.4
Corporate	—	—	—	(133.0)
	$5,534.6	$(594.5)	$4,940.1	$1,281.0

	Nine months ended September 30, 2021(1)
($ millions)	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA(3)
Solid Waste
Canada	$1,177.2	$(148.3)	$1,028.9	$304.5
USA	2,471.0	(289.3)	2,181.7	698.0
Solid Waste	3,648.2	(437.6)	3,210.6	1,002.5
Environmental Services(2)	540.5	(54.1)	486.4	131.3
Corporate	—	—	—	(98.7)
	$4,188.7	$(491.7)	$3,697.0	$1,035.1

(1)	Comparative figures have been re-presented, refer to Note 18 in our Interim Financial Statements.
(2)	Environmental Services is the combination our Liquid Waste segment with the soil remediation division, previously included in our Infrastructure and Soil Remediation segment.
(3)	Adjusted EBITDA is a non-IFRS measure. Refer to the section entitled “Non-IFRS Financial Measures and Key Performance Indicators”.

Solid Waste — Canada Operating Segment

Revenue increased by $69.9 million to $447.3 million for the three months ended September 30, 2022, compared to the three months ended September 30, 2021. The increase was due in part to acquisitions completed since July 1, 2021, which contributed approximately $34.6 million of revenue, and $34.5 million from price and surcharge increases, partially offset by lower selling prices for the saleable commodities generated from our MRF operations. The amount of price and surcharge increases were higher than the three months ended September 30, 2021, as a result of the continued execution of our pricing strategies, increased surcharge revenue and strong consumer price index (“CPI”) adjustments on certain municipal contracts. Volume increased revenue by $15.3 million for the three months ended September 30, 2022, compared to the three months ended September 30, 2021, predominantly from volumes in our collection and landfill businesses. Offsetting these increases was the impact of lower MRF volumes in the period.

Revenue increased by $208.8 million to $1,237.7 million for the nine months ended September 30, 2022, compared to the nine months ended September 30, 2021. The increase was due in part to acquisitions, net of divestitures, completed since January 1, 2021, which contributed approximately $103.6 million of revenue, $83.9 million from price and surcharge increases and $7.7 million from higher selling prices for the saleable commodities generated from our MRF operations. The amount of price and surcharge increases were higher than the nine months ended September 30, 2021, as a result of the continued execution of our pricing strategies, increased surcharge revenues and strong CPI adjustments on certain municipal contracts. Volume increased revenue by $34.7 million for the nine months ended September 30, 2022, compared to the nine months ended September 30, 2021, predominantly from volumes in our collection, transfer station and landfill businesses. Offsetting these increases were lower volumes in our organic waste business, a decrease largely attributable to the severe weather in Western Canada during the beginning of the year, and the impact of non-recurring MRF volumes in the prior period.

Adjusted EBITDA increased by $5.9 million to $122.4 million for the three months ended September 30, 2022, compared to the three months ended September 30, 2021, predominately attributable to the previously described change in revenue. Adjusted EBITDA margin was 27.4% for the three months ended September 30, 2022, a decrease of 350 basis points as compared to the three months ended September 30, 2021. The decrease was predominantly attributable to higher fuel costs, increased labour costs from tight labour markets which drove up wage rates, training costs and overtime, as well as increased transfer, disposal, and maintenance and repairs costs driven by inflationary cost pressures and delays associated with supply chain constraints. In addition, fires at two facilities resulted in incremental transfer and disposal costs, as well as clean up costs. Adjusted EBITDA margins were also negatively impacted by increased travel expenses and accident claim costs, as well as the impact of the relatively higher margin non-recurring MRF volume in the prior period. Partially offsetting these decreases was the impact of our pricing strategies. The incremental revenue from acquisitions contributed Adjusted EBITDA margins higher than the existing base business, positively impacting the overall Adjusted EBITDA margin.

Adjusted EBITDA increased by $29.4 million to $333.9 million for the nine months ended September 30, 2022, compared to the nine months ended September 30, 2021, predominately attributable to the previously described change in revenue. Adjusted EBITDA margin was 27.0% for the nine months ended September 30, 2022, a decrease of 260 basis points as compared to the nine months ended September 30, 2021. The decrease was predominantly attributable to higher fuel costs, increased labour costs from tight labour markets which drove up wage rates, training costs and overtime, increased transfer, disposal, and maintenance and repairs costs driven by inflationary cost pressures and delays associated with supply chain constraints and the impact of a non-recurring employee insurance rebate received in the prior period. In addition, fires at two facilities resulted in incremental transfer and disposal costs, as well as clean up costs. Partially offsetting these decreases was the impact of our pricing strategies and the net benefit of higher selling prices for salable commodities. The incremental revenue from acquisitions contributed Adjusted EBITDA margins higher than the existing base business, positively impacting the overall Adjusted EBITDA margin.

Solid Waste — USA Operating Segment

Revenue increased by $240.9 million to $1,019.5 million for the three months ended September 30, 2022, compared to the three months ended September 30, 2021. The increase was predominately due to acquisitions completed since July 1, 2021, which contributed approximately $116.0 million of revenue, and $89.1 million from price and surcharge increases, partially offset by lower selling prices for the saleable commodities generated from our MRF operations. Volume increased revenue by $8.1 million for the three months ended September 30, 2022, compared to the three months ended September 30, 2021, predominantly from volumes in our collection and post collection businesses. Weakening of the Canadian dollar against the U.S. dollar for the three months ended September 30, 2022, compared to the three months ended September 30, 2021, increased revenue by $31.6 million.

Revenue increased by $600.3 million to $2,782.0 million for the nine months ended September 30, 2022, compared to the nine months ended September 30, 2021. The increase was predominately due to acquisitions completed, net of divestitures, since January 1, 2021, which contributed approximately $278.7 million of revenue, $210.9 million from price and surcharge increases and $4.9 million from higher selling prices for the saleable commodities generated from our MRF operations. Volume increased revenue by $42.0 million for the nine months ended September 30, 2022, compared to the nine months ended September 30, 2021, predominantly from increased volumes in our collection and post collection businesses. Weakening of the Canadian dollar against the U.S. dollar for the nine months ended September 30, 2022, compared to the nine months ended September 30, 2021, increased revenue by $63.8 million.

Adjusted EBITDA increased by $50.3 million to $300.8 million for the three months ended September 30, 2022, compared to the three months ended September 30, 2021, predominately attributable to the previously described change in revenue. Adjusted EBITDA margin was 29.5% for the three months ended September 30, 2022, a decrease of 270 basis points compared to the three months ended September 30, 2021. The decrease was predominantly attributable to higher fuel costs, increased labour costs from tight labour markets which drove up wage rates, training costs and overtime, as well as increased transfer, disposal, maintenance and repairs costs driven by inflationary cost pressures and delays associated with supply chain constraints. Adjusted EBITDA margins were also negatively impacted by increased travel expenses and accident claim costs. Partially offsetting these decreases was the impact of our pricing strategies. The incremental revenue from acquisitions contributed Adjusted EBITDA margins lower than the existing base business, negatively impacting the overall Adjusted EBITDA margin.

Adjusted EBITDA increased by $147.7 million to $845.7 million for the nine months ended September 30, 2022, compared to the nine months ended September 30, 2021, predominately attributable to the previously described change in revenue. Adjusted EBITDA margin was 30.4% for the nine months ended September 30, 2022, a decrease of 160 basis points compared to the nine months ended September 30, 2021. The decrease was predominantly attributable to higher fuel costs, increased labour costs from tight labour markets which drove up wage rates, training costs and overtime, as well as increased transfer, disposal, maintenance and repairs costs driven by inflationary cost pressures and delays associated with supply chain constraints. Adjusted EBITDA margins were also negatively impacted by increased travel expenses and accident claim costs. Partially offsetting these decreases was the impact of our pricing strategies and the net benefit of higher selling prices for salable commodities. The incremental revenue from acquisitions contributed Adjusted EBITDA margins lower than the existing base business, negatively impacting the overall Adjusted EBITDA margin.

Environmental Services Operating Segment

Revenue increased by $139.1 million to $364.4 million for the three months ended September 30, 2022, compared to the three months ended September 30, 2021. Acquisitions completed since July 1, 2021 contributed approximately $52.7 million in increased revenue. In addition to the contribution from acquisitions, revenue organically grew by $83.3 million as a result of increased industrial collection and processing activity, an increased level of emergency response activity, and the impact of higher used motor oil selling prices. This was partially offset by a reduction in soil volumes processed at our facilities as a result of a temporary delay in the commencement of certain larger projects. Weakening of the Canadian dollar against the U.S. dollar for the three months ended September 30, 2022, compared to the three months ended September 30, 2021, increased revenue by $3.0 million.

Revenue increased by $434.0 million to $920.4 million for the nine months ended September 30, 2022, compared to the nine months ended September 30, 2021. Acquisitions completed since January 1, 2021 contributed approximately $291.5 million in increased revenue. In addition to the contribution from acquisitions, revenue grew organically by $137.1 million as a result of increased industrial collection and processing activity, an increased level of emergency response activity, the impact of higher used motor oil selling prices, and higher soil volumes processed at our facilities. Weakening of the Canadian dollar against the U.S. dollar for the nine months ended September 30, 2022, compared to the nine months ended September 30, 2021, increased revenue by $5.4 million.

Adjusted EBITDA increased by $29.1 million to $96.5 million for the three months ended September 30, 2022, compared to the three months ended September 30, 2021, predominately attributable to the previously described change in revenue. Adjusted EBITDA margin was 26.5% for the three months ended September 30, 2022, a decrease of 340 basis points compared to the three months ended September 30, 2021. Pricing initiatives, variable cost controls, higher used motor oil selling prices and the operating leverage associated with volume recovery favourably impacted Adjusted EBITDA margin for the three months ended September 30, 2022. Offsetting these increases were higher fuel costs, increased labour costs from tight labour markets which drove up wage rates, training costs and overtime, as well as increased transfer, disposal, maintenance and repairs costs driven by inflationary cost pressures and delays associated with supply chain constraints. In addition, increased sub-contracting costs associated with increased emergency response activity discussed above negatively impacted Adjusted EBITDA margin for the three months ended September 30, 2022. The incremental revenue from acquisitions contributed Adjusted EBITDA margins lower than the existing base business, negatively impacting the overall Adjusted EBITDA margin.

Adjusted EBITDA increased by $103.1 million to $234.4 million for the nine months ended September 30, 2022, compared to the nine months ended September 30, 2021, predominately attributable to the previously described change in revenue. Adjusted EBITDA margin was 25.5% for the nine months ended September 30, 2022, a decrease of 150 basis points compared to the nine months ended September 30, 2021. Pricing initiatives, variable cost controls, higher used motor oil selling prices and operating leverage associated with volume recovery favourably impacted Adjusted EBITDA margin for the nine months ended September 30, 2022. Offsetting these increases were higher fuel costs, increased labour costs from tight labour markets which drove up wage rates, training costs and overtime, as well as increased transfer, disposal, maintenance and repairs costs driven by inflationary cost pressures and delays associated with supply chain constraints. In addition, increased sub-contracting costs associated with increased emergency response activity discussed above negatively impacted Adjusted EBITDA margin for the nine months ended September 30, 2022. The incremental revenue from acquisitions contributed Adjusted EBITDA margins lower than the existing base business, negatively impacting the overall Adjusted EBITDA margin.

Corporate

Corporate costs increased by $11.6 million to $46.4 million for the three months ended September 30, 2022, compared to the three months ended September 30, 2021. Corporate costs as a percentage of revenue were 2.5% for both the three months ended September 30, 2022 and September 30, 2021.

Corporate costs increased by $34.3 million to $133.0 million for the nine months ended September 30, 2022, compared to the nine months ended September 30, 2021. Corporate costs as a percentage of revenue were 2.7% for both the nine months ended September 30, 2022 and September 30, 2021.

4. Liquidity and Capital Resources

We intend to meet our currently anticipated capital requirements through cash on hand, cash flows from operations and borrowing capacity under our Revolving Credit Facility (defined below). We expect that these sources will be sufficient to meet our current operating capital needs, pay our dividend and fund certain tuck-in acquisitions consistent with our strategy.

Cash Flows

Cash Flows for the three and nine months ended September 30, 2022 compared to the three and nine months ended September 30, 2021

($ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Change	%
Cash flows from operating activities	$286.1	$223.9	$62.2	27.8%
Cash flows used in investing activities	(334.7)	(1,133.4)	(798.7)	(70.5)
Cash flows from financing activities	67.7	1,734.6	(1,666.9)	(96.1)
Increase in cash	19.1	825.1
Changes due to foreign exchange revaluation of cash	(12.3)	14.0
Cash, beginning of period	230.6	310.4
Cash, end of period	$237.4	$1,149.5

($ millions)	Nine months ended September 30, 2022	Nine months ended September 30, 2021	Change	%
Cash flows from operating activities	$693.3	$614.1	$79.2	12.9%
Cash flows used in investing activities	(1,329.9)	(1,550.6)	(220.7)	(14.2)
Cash flows from financing activities	719.5	2,065.4	(1,345.9)	(65.2)
Increase in cash	82.9	1,128.9
Changes due to foreign exchange revaluation of cash	(35.9)	(6.6)
Cash, beginning of period	190.4	27.2
Cash, end of period	$237.4	$1,149.5

Operating Activities

Cash flows from operating activities increased by $62.2 million to $286.1 million for the three months ended September 30, 2022, compared to cash flows from operating activities of $223.9 million for the three months ended September 30, 2021. This increase was predominantly attributable to an increase in EBITDA and $33.2 million of improved working capital for the three months ended September 30, 2022. Partially offsetting this increase was $39.9 million of incremental cash interest paid on outstanding long-term debt due largely to the cadence of cash interest payments.

Changes in non-cash working capital items resulted in a use of cash of $40.8 million for the three months ended September 30, 2022, compared to a use of cash of $74.0 million for the three months ended September 30, 2021. The period on period improvement of $33.2 million was predominantly a result improvement in timing of payment and collections. For the three months ended September 30, 2022, the change in non-cash working capital was driven by a $111.5 million increase in accounts receivable and was partially offset by a $5.3 million decrease in prepaid and other assets and a $65.4 million increase in accounts payable and accrued liabilities.

Cash flows from operating activities increased by $79.2 million to $693.3 million for the nine months ended September 30, 2022, compared to cash flows from operating activities of $614.1 million for the nine months ended September 30, 2021. This increase was predominantly attributable to an increase in EBITDA for the nine months ended September 30, 2022. This was partially offset by an incremental investment in working capital of $83.2 million, of which $5.3 million relates to GFL Infrastructure, and $47.9 million of incremental cash interest paid on outstanding long-term debt due largely to the cadence of cash interest payments.

Changes in non-cash working capital items resulted in a use of cash of $201.2 million, $44.8 million of which was attributable to GFL Infrastructure, for the nine months ended September 30, 2022, compared to a use of cash of $118.0 million, $39.5 million of which was attributable to GFL Infrastructure, for the nine months ended September 30, 2021. The period on period change of $83.2 million was predominantly attributable to organic revenue growth and the timing of payments and collections. For the nine months ended September 30, 2022, the change in non-cash working capital was driven by a $329.9 million increase in accounts receivable and a $36.4 million increase in prepaid and other assets. Partially offsetting this change was a $165.1 million increase in accounts payable and accrued liabilities.

Investing Activities

Cash used in investing activities decreased by $798.7 million to $334.7 million for the three months ended September 30, 2022 compared to the three months ended September 30, 2021. The decrease was predominantly related to acquisition expenditures which decreased by $974.6 million to $125.3 million. Partially offsetting the decrease was a decrease of proceeds on disposal of assets of $88.8 million to $12.4 million and an increase of $11.2 million in our initial investment in joint ventures and associates. Capital expenditures also increased by $75.9 million to $210.6 million for the three months ended September 30, 2022.

Cash flows used in investing activities decreased by $220.7 million to $1,329.9 million for the nine months ended September 30, 2022, compared to the nine months ended September 30, 2021. The decrease was predominantly related to acquisition expenditures which decreased by $230.5 million to $1,072.7 million. Partially offsetting the decrease was $158.2 million of incremental proceeds on disposal of assets and an increase of $43.0 million in our initial investment in joint ventures and associates. Capital expenditures also increased by $125.0 million to $542.8 million for the nine months ended September 30, 2022. Capital expenditures related to GFL Infrastructure were $7.2 million for the nine months ended September 30, 2022, as compared to $24.1 million for the nine months ended September 30, 2021.

Financing Activities

Cash from financing activities decreased by $1,666.9 million to $67.7 million for the three months ended September 30, 2022, compared to cash inflows of $1,734.6 million for the three months ended September 30, 2021. The decrease was primarily the result of a decrease from the net change in long-term debt, lower payments of financing costs and lower payments of lease obligations. Cash flows used in financing activities for GFL Infrastructure were $nil for the three months ended September 30, 2022, as compared to $0.8 million for the three months ended September 30, 2021.

Cash flows from financing activities decreased by $1,345.9 million to $719.5 million for the nine months ended September 30, 2022, compared to cash inflows of $2,065.4 million for the nine months ended September 30, 2021. The decrease was predominantly the result of a decrease from the net change in long-term debt, lower payments of financing costs and contingent purchase consideration and holdbacks. Cash flows used in financing activities for GFL Infrastructure were $1.0 million for the nine months ended September 30, 2022, as compared to $2.4 million for the nine months ended September 30, 2021.

Available Sources of Liquidity

Under our amended and restated revolving credit agreement dated as of September 27, 2021 (as amended, the “Revolving Credit Agreement”), we have access to (a) a $1,205.0 million revolving credit facility (available in Canadian and US dollars) and an aggregate US$75.0 million in revolving credit facilities (available in US dollars) (collectively, the “Revolving Credit Facility”) and (b) a term loan of $500.0 million (the “Term Loan A Facility”). The Revolving Credit Facility and Term Loan A Facility accrue interest at a rate of LIBOR/Bankers Acceptance plus 1.500% to 2.250% or Canadian/US prime plus 0.500% to 1.250%. The Revolving Credit Facility and Term Loan A Facility are secured by mortgages on certain properties, a general security agreement over all of the assets of GFL and certain material subsidiaries and a pledge of the shares of such subsidiaries.

As of September 30, 2022, we had $874.0 million drawn under the Revolving Credit Facility ($nil as of December 31, 2021) and $500.0 million under the Term Loan A Facility.

Our Revolving Credit Agreement contains a Total Net Funded Debt to Adjusted EBITDA and an Interest Coverage Ratio (each as defined in the Revolving Credit Agreement) financial maintenance covenant.

The Total Net Funded Debt to Adjusted EBITDA ratio to be maintained is equal to or less than 6.00 to 1.00 for a period of four complete fiscal quarters following completion of a Material Acquisition and at all other times, equal to or less than 5.75 to 1.00. The Interest Coverage Ratio must be equal to or greater than 3.00 to 1.00. As of September 30, 2022 and December 31, 2021, we were in compliance with these covenants.

The following table summarizes our cash and amounts available under our Revolving Credit Facility as of the dates indicated:

($ millions)	As at September 30, 2022	As at December 31, 2021
Cash on hand	$237.4	$190.4
Amounts available under our Revolving Credit Facility(1)	195.5	800.6
	$432.9	$991.0

(1)	Amounts available under our Revolving Credit Facility are comprised of the aggregate total capacity available under the Revolving Credit Facility, less amounts drawn and letters of credit.

Contractual Obligations

Our contractual obligations consist of principal repayments and interest on long-term debt, equipment loans, lease obligations and Amortizing Notes. The following table summarizes our contractual obligations as at September 30, 2022:

($ millions)	Total	Less than 1 year	1-3 year	4-5 year	Thereafter
Long-term debt	$9,378.8	$18.0	$3,463.5	$2,059.4	$3,837.9
Interest on long-term debt	1,972.7	454.1	856.7	448.1	213.8
Lease obligations	497.3	45.5	122.0	155.5	174.3
Other	75.1	0.2	—	74.9	—
Amortizing Notes	31.4	31.4	—	—	—
	$11,955.3	$549.2	$4,442.2	$2,737.9	$4,226.0

Other Commitments

We had letters of credit totaling approximately $238.3 million outstanding as at September 30, 2022 ($199.5 million as at December 31, 2021), which are not recognized in our Interim Financial Statements. These letters of credit primarily relate to performance-based requirements under our municipal contracts and financial assurances issued to government agencies for our operating permits.

As at September 30, 2022, we had issued performance bonds totaling $1,492.2 million ($1,748.1 million as at December 31, 2021).

5.	Summary of Quarterly Results

The following table summarizes the results of our operations for the eight most recently completed quarters:

	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec
($ millions except per share amounts)	2022	2022	2022(1)	2021(1)	2021(1)	2021(1)	2021(1)	2020(2)
Financial Summary
Revenue	$1,831.2	$1,707.5	$1,401.4	$1,439.6	$1,381.3	$1,216.1	$1,099.6	$1,235.6
Adjusted EBITDA(3)	473.3	453.3	354.4	375.7	399.6	337.8	297.7	311.2
Net income (loss) from continuing operations(4)	(183.7)	82.6	137.0	(82.0)	(316.1)	54.4	(283.7)	(594.2)
Earnings (loss) per share(4)	(0.55)	0.17	0.32	(0.26)	(0.91)	0.12	(0.82)	(1.69)

(1)	Comparative figures have been re-presented, refer to Note 18 in our Interim Financial Statements.
(2)	The December 31, 2020 quarter has not been re-presented in relation to the discontinued operations of GFL Infrastructure, as referred to in Note 18 in our Interim Financial Statements.
(3)	Adjusted EBITDA is a non-IFRS measure. Refer to the section entitled “Non-IFRS Financial Measures and Key Performance Indicators”.
(4)	Subsequent to the original issuance of our interim consolidated financial statements for the first three quarters of 2021, GFL determined the mark-to-market loss on Purchase Contracts should not be treated as a temporary difference for deferred income tax purposes. As a result, to correct these immaterial errors, deferred income tax liabilities, income tax recovery, net (loss) income, and net (loss) earnings per share changed as follows: (a) for the quarter ended March 31, 2021, an increase of $55.8 million to deferred income tax liabilities and a corresponding decrease to income tax recovery, resulting in a $55.8 million increase to net loss from continuing operations and an increase of $0.16 to net loss per share; (b) for the quarter ended June 30, 2021, a decrease of $37.3 million to deferred income tax liabilities and a corresponding increase to income tax recovery, resulting in a $37.3 million increase to net income from continuing operations and an increase of $0.11 to net earnings per share; and (c) for the quarter ended September 30, 2021, an increase of $64.7 million to deferred income tax liabilities and a corresponding decrease to income tax recovery, resulting in a $64.7 million increase to net loss from continuing operations and an increase of $0.18 to net loss per share.

Over the last eight quarters our results were primarily impacted by our pricing initiatives, cost controls and overall operating leverage as volumes recovered, as well as from acquisitions and associated financing activities. Additionally, our results are influenced by seasonality and tend to be lower in the first quarter of the year, primarily due to winter weather conditions, which are pronounced in Canada, and higher in the second and third quarters of the year, due to the higher volume of waste generated during the summer months in many of our solid waste markets. Our results were also impacted by the measures taken by the U.S. and Canadian governments in response to COVID-19 beginning in the second quarter of 2020. In the first half of 2021, these measures were lifted or eased in many U.S states resulting in accelerated economic recovery in the markets that we serve. In early 2022, many of the measures that had previously been put in place by Canadian provincial and local governments were also lifted or eased.

6.	Key Risk Factors

We are exposed to a number of risks through the pursuit of our strategic objectives and the nature of our operations which are outlined in the “Risk Factors” section of our AIF. We are also subject to the following financial risks.

Financial Instruments and Financial Risk

Our financial instruments consist of cash, trade accounts receivable, trade accounts payable, long-term debt, including related hedging instruments, and TEUs. The carrying value of our financial assets are equal to their fair values.

The carrying value of our financial liabilities approximate their fair values with the exception of our outstanding USD secured and unsecured notes (“Notes”) and Amortizing Notes. The following table summarizes the fair value hierarchy for these instruments for the periods indicated:

	Fair Value as at September 30, 2022			Fair Value as at December 31, 2021
($ millions)	Quoted prices in active market (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Quoted prices in active market (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Notes	$—	$5,461.3	$—	$—	$5,808.3	$—
Amortizing Notes	31.2	—	—	70.4	—	—

Purchase Contracts and net derivative instruments, which are recorded at fair value, are classified within Level 1 and Level 2, respectively.

For more information on our financial instruments, including hedging arrangements, and related financial risk factors, see our Interim Financial Statements, our Annual Financial Statements, and our Annual MD&A.

7.	Internal Control over Financial Reporting

All control systems, no matter how well designed, have inherent limitations. Accordingly, even disclosure controls and procedures and internal controls over financial reporting determined to be effective can only provide reasonable assurance of achieving their control objectives with respect to financial statement preparation and presentation. Management, under the supervision of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over GFL’s financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. During the nine months ended September 30, 2022, there were no changes in GFL’s internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

8.	Other

Related Party Transactions

After the payment of the semi-annual instalment of $3.5 million, the remaining principal outstanding on the note payable to Josaud Holdings Inc. (an affiliate of Patrick Dovigi) was $3.5 million as at September 30, 2022 ($10.5 million as at December 31, 2021).

After the payment of the semi-annual instalment of $2.9 million, the remaining principal outstanding on the note payable to Sejosa Holdings Inc. (an affiliate of Patrick Dovigi) was $14.5 million as at September 30, 2022 ($20.3 million as at December 31, 2021).

For the three and nine months ended September 30, 2022, we paid $1.6 million and $4.0 million ($1.0 million and $2.9 million for the three and nine months ended September 30, 2021) in aggregate lease payments to related parties.

For the three and nine months ended September 30, 2022, we entered into transactions with GIP which resulted in revenue of $10.2 million and $13.9 million ($nil for the three and nine months ended September 30, 2021) and net payables of $2.5 million as at September 30, 2022 ($nil as at December 31, 2021).

Current Share Information

Our current authorized share capital consists of (i) an unlimited number of subordinate voting shares, (ii) an unlimited number of multiple voting shares, and (iii) an unlimited number of preferred shares.

As at September 30, 2022, we had 331,591,109 subordinate voting shares, 11,812,964 multiple voting shares, 28,571,428 Series A perpetual preferred shares (“Series A Preferred Shares”), and 8,196,721 Series B perpetual convertible preferred shares (“Series B Preferred Shares”) issued and outstanding. The Series A Preferred Shares and Series B Preferred Shares are collectively referred to as the “Preferred Shares”. All of the issued and outstanding multiple voting shares are, directly or indirectly, held or controlled by entities controlled by Patrick Dovigi.

As at September 30, 2022, (a) the Series A Preferred Shares are convertible into 27,361,287 subordinate voting shares, at a conversion price of US$25.20, representing 7.5% of the issued and outstanding subordinate voting shares and 5.7% of the aggregate outstanding voting rights, and (b) the Series B Preferred Shares are convertible into 7,160,486 subordinate voting shares, at a conversion price of US$43.92, representing 2.0% of the issued and outstanding subordinate voting shares and 1.5% of the aggregate outstanding voting rights. The holders of the Preferred Shares are entitled to vote on an as-converted basis on all matters on which holders of subordinate voting shares and multiple voting shares vote, and to the greatest extent possible, will vote with the holders of subordinate voting shares and multiple voting shares as a single class. Each holder of Preferred Shares shall be deemed to hold, for the sole purpose of voting at any meeting of shareholders of GFL at which such holder is entitled to vote, the number of Preferred Shares equal to the number of subordinate voting shares into which such holder’s registered Preferred Shares are convertible as of the record date for the determination of shareholders entitled to vote at such shareholders meeting. The liquidation preference of the Series A Preferred Shares and Series B Preferred Shares accrete at a rate of 7.000% and 6.000% per annum, respectively, compounded quarterly. From and after the fourth anniversary of the issuance of the Preferred Shares, GFL will have the option each quarter to redeem a number of Preferred Shares in an amount equal to the increase in the liquidation preference for the quarter. This optional redemption amount can be satisfied in either cash or subordinate voting shares at the election of GFL. If GFL elects to pay the optional redemption amount for a particular quarter in cash, the accretion rate for that quarter for the Series A Preferred Shares and Series B Preferred Shares will be 6.000% and 5.000% per annum, respectively. The Preferred Shares are subject to transfer restrictions, but can be converted into subordinate voting shares by the holder at any time. GFL may also require the conversion or redemption of the Preferred Shares at an earlier date in certain circumstances.

As of September 30, 2022, we had 11,698,543 Purchase Contracts outstanding which are convertible into 25,663,094 subordinate voting shares, assuming a minimum conversion of 2.1937.

Normal Course Issuer Bid

On May 10, 2022, the TSX accepted our notice of intention to implement a normal course issuer bid (“NCIB”) during the twelve-month period commencing on May 12, 2022 and ending May 11, 2023. Under the NCIB, a maximum of 16,510,694 subordinate voting shares may be repurchased by GFL representing approximately 5.0% of the issued and outstanding subordinate voting shares as at May 6, 2022. Purchases will be made by means of open market transactions on both the TSX and NYSE or alternative trading systems, if eligible, or by such other means as a securities regulatory authority may permit. Under the NCIB, GFL will be allowed to purchase daily, through the facilities of the TSX, a maximum of 85,481 subordinate voting shares, representing 25% of the average daily trading volume, as calculated per the TSX rules for the six month period starting on November 1, 2021 to April 30, 2022. All subordinate voting shares repurchased by GFL under the NCIB will be cancelled. For the nine months ended September 30, 2022, we did not repurchase any subordinate voting shares under the plan. A copy of GFL’s notice of intention to commence a normal course issuer bid through the facilities of the TSX may be obtained, without charge, by contacting GFL.

Additional Information

Additional information relating to GFL, including our most recent annual and quarterly reports, are available on SEDAR at www.sedar.com and on Edgar at www.sec.gov/edgar.

9.	Accounting Policies, Critical Accounting Estimates and Judgements

We prepare our Interim Financial Statements in accordance with IFRS. Our significant accounting policies and significant accounting estimates, assumptions and judgements are contained in the Annual Financial Statements.

Significant Accounting Estimates, Assumptions and Judgements

The preparation of our Interim Financial Statements requires management to make estimates and use judgment that affect the reported amounts of revenue, expenses, assets, liabilities and accompanying disclosures. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgments used in the preparation of our Interim Financial Statements are described in our Annual Financial Statements.

Since the date of our Annual MD&A, there were no material changes to the significant accounting estimates, assumptions and judgments. See the section entitled “Significant Accounting Estimates, Assumptions and Judgements” in our AIF.

Landfill Asset

The following table summarizes landfill amortization expense on a per tonne basis for the periods indicated:

	Three months ended September 30, 2022	Nine months ended September 30, 2022	Year ended December 31, 2021
Amortization of landfill airspace ($ millions)	$80.9	$209.6	$230.4
Tonnes received (millions of tonnes)	5.9	15.8	17.9
Average landfill amortization per tonne ($)	$13.7	$13.3	$12.9

The amortization of landfill airspace for the nine months ended September 30, 2022 does not include $7.8 million related to the difference between the ARO obligation calculated using the credit-adjusted, risk-free discount rate required for measurement of the ARO obligation through purchase accounting, compared to the risk-free discount rate required for quarterly valuations. This accounting adjustment does not impact the economics of the average landfill amortization per tonne.

Landfill Capacity

As of September 30, 2022, we had 306.0 million tonnes (319.5 million tonnes as at December 31, 2021) of remaining permitted capacity at the landfills we own and at the landfill in Quebec where we have designated access to a fixed level of capacity. During the nine months ended September 30, 2022, permitted capacity decreased due to the divestiture of certain post-closure assets, partially offset by the acquisition of landfills through business combinations. As of September 30, 2022, seventeen of our landfills satisfied the criteria for inclusion of probable expansion capacity, resulting in additional expansion capacity of 171.4 million tonnes. Together with remaining permitted capacity, our total remaining capacity is 477.4 million tonnes (484.4 million tonnes as at December 31, 2021). Based on total remaining capacity as of September 30, 2022 and projected annual disposal volumes, the weighted average remaining life of the landfills we own and at the landfill in Quebec where we have designated access to a fixed level of capacity is approximately 26.3 years (26.1 years as at December 31, 2021). We have other expansion opportunities that could extend the weighted average remaining life of our landfills.

10.	Non-IFRS Financial Measures and Key Performance Indicators

This MD&A makes reference to certain non-IFRS measures, including EBITDA, Adjusted EBITDA and Adjusted EBITDA margin. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. Rather, these non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

EBITDA

EBITDA represents, for the applicable period, net income (loss) from continuing operations plus (a) interest and other finance costs, plus (b) depreciation and amortization of property and equipment, landfill assets and intangible assets, less (c) the provision for income taxes, in each case to the extent deducted or added to/from net income (loss) from continuing operations. We present EBITDA to assist readers in understanding the mathematical development of Adjusted EBITDA. Management does not use EBITDA as a financial performance metric.

Adjusted EBITDA

Adjusted EBITDA is a supplemental measure used by management and other users of our financial statements including our lenders and investors, to assess the financial performance of our business without regard to financing methods or capital structure. Adjusted EBITDA is also a key metric that management uses prior to execution of any strategic investing or financing opportunity. For example, management uses Adjusted EBITDA as a measure in determining the value of acquisitions, expansion opportunities, and dispositions. In addition, Adjusted EBITDA is utilized by financial institutions to measure borrowing capacity. Adjusted EBITDA is calculated by adding and deducting, as applicable from EBITDA, certain expenses, costs, charges or benefits incurred in such period which in management’s view are either not indicative of underlying business performance or impact the ability to assess the operating performance of our business, including: (a) (gain) loss on foreign exchange, (b) (gain) loss on sale of property and equipment, (c) mark-to-market (gain) loss on Purchase Contracts, (d) share of net income of investments accounted for using the equity method, (e) share-based payments, (f) impairment, (g) gain (loss) on divestiture, (h) transaction costs, and (i) acquisition, rebranding and other integration costs (included in cost of sales related to acquisition activity). We use Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis reflecting factors and trends affecting our business. For the three and nine months ended September 30, 2022, we deducted our share of net income of investments accounted for using the equity method and adjusted for an impairment charge related to assets that were destroyed in a fire during the quarter. As we continue to grow our business, we may be faced with new events or circumstances that are not indicative of our underlying business performance or that impact the ability to assess our operating performance.

Adjusted EBITDA margin

Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. Management and other users of our financial statements including our lenders and investors use Adjusted EBITDA margin to facilitate a comparison of the operating performance of each of our operating segments on a consistent basis reflecting factors and trends affecting our business.

Adjusted EBITDA to Net Income (Loss) from Continuing Operations Reconciliation

The tables below provide the reconciliation of our net (loss) income from continuing operations to EBITDA and Adjusted EBITDA for the periods indicated, excluding the results of GFL Infrastructure which has been presented as discontinued operations:

($ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021(1)
Net loss from continuing operations(2)	$(183.7)	$(316.1)
Add:
Interest and other finance costs	136.2	96.6
Depreciation of property and equipment	264.0	222.3
Amortization of intangible assets	124.2	112.2
Income tax recovery(2)	(75.8)	(39.5)
EBITDA	264.9	75.5
Add:
Loss on foreign exchange(3)	195.3	111.6
(Gain) loss on sale of property and equipment	(5.7)	1.9
Mark-to-market (gain) loss on Purchase Contracts(4)	(10.3)	208.6
Share of net income of investments accounted for using the equity method	(9.2)	—
Share-based payments(5)	13.4	9.8
Impairment	3.4	—
Loss (gain) on divestiture(6)	1.6	(31.4)
Transaction costs(7)	13.6	17.8
Acquisition, rebranding and other integration costs(8)	6.3	5.8
Adjusted EBITDA	$473.3	$399.6

($ millions)	Nine months ended September 30, 2022	Nine months ended September 30, 2021(1)
Net income (loss) from continuing operations(2)	$35.9	$(545.3)
Add:
Interest and other finance costs	340.7	327.6
Depreciation of property and equipment	732.1	637.9
Amortization of intangible assets	382.1	331.7
Income tax recovery(2)	(145.5)	(95.3)
EBITDA	1,345.3	656.6
Add:
Loss on foreign exchange(3)	249.3	35.3
(Gain) loss on sale of property and equipment	(10.1)	3.0
Mark-to-market (gain) loss on Purchase Contracts(4)	(391.4)	319.6
Share of net income of investments accounted for using the equity method	(14.5)	—
Share-based payments(5)	38.2	28.4
Impairment	12.5	—
Gain on divestiture(6)	(4.9)	(66.9)
Transaction costs(7)	36.9	43.2
Acquisition, rebranding and other integration costs(8)	19.7	15.9
Adjusted EBITDA	$1,281.0	$1,035.1

(1)	Comparative figures have been re-presented, refer to Note 18 in our Interim Financial Statements.
(2)	Subsequent to the original issuance of the September 30, 2021 unaudited interim condensed consolidated financial statements, we determined the mark-to-market loss on Purchase Contracts should not be treated as a temporary difference for deferred income tax purposes. As a result, to correct this immaterial error, income tax recovery decreased by $64.7 million and $83.2 million for the three and nine months ended September 30, 2021.
(3)	Consists of (i) non-cash gains and losses on foreign exchange and interest rate swaps entered into in connection with our debt instruments and (ii) gains and losses attributable to foreign exchange rate fluctuations.
(4)	This is a non-cash item that consists of the fair value “mark-to-market” adjustment on the Purchase Contracts.
(5)	This is a non-cash item and consists of the amortization of the estimated fair value of share-based options granted to certain members of management under share-based option plans.
(6)	Consists of loss or gain resulting from the divestiture of certain assets.
(7)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.
(8)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.